Via Facsimile and U.S. Mail
Mail Stop 03-09


April 5, 2005


Mr. H. Ward  Wolff
Chief Financial Officer and
Senior Vice President
Abgenix, Inc.
6701 Kaiser Drive
Fremont, CA 94555

Re:	Abgenix, Inc.
	Form 10-K for the fiscal year ended December 31, 2004

	File No. 000-24207

Dear Mr. Wolff:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should revise your document in response to these comments in future filings beginning with your Form 10-Q for the quarter ended
March 31, 2005. In a supplemental letter, please either confirm that you will comply with these comments in future filings or, if you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us this letter, that keys your response to our comments, within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Estimates

Revenue Recognition, page 59

1. We note from your disclosure that if management made different judgments or utilized different estimates that the amount and timing of revenue would be materially different. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.
As such, we believe your discussion of revenue recognition in MD&A should also include the following information:

a. Specifically address why your accounting estimates and/or assumptions bear the risk of change.
b. How you arrived at the estimates and/or assumptions.
c. How much the estimates and/or assumptions have changed in the past.
d. Whether the estimates and/or assumptions are reasonably likely to change in the future.
e. Provide a quantitative analysis of the sensitivity of your estimates and/or assumptions to change, based on outcomes that are reasonably likely to occur and would have a material effect.

Please refer to FRR 72 "Interpretation: Commission Guidance
Regarding
Management`s Discussion and Analysis of Financial Condition and
Results of Operations" for additional guidance. Please provide to us supplementally the proposed disclosure.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies

Goodwill and Intangible Assets, page 72

2. We refer to the last paragraph in your significant accounting policy for goodwill and intangible assets on page 72. In that paragraph you state that as of December 31, 2004 you determined that no changes in circumstances have occurred that would indicate that an additional impairment of an intangible asset had occurred. This statement appears to be inconsistent with Note 12 which discloses the fact that you recorded an impairment charge in 2004 for your intangible assets. Please explain to us why your current accounting policy in Note 1 is appropriate.


Revenue Recognition, page 73

3. We have the following comments related to your revenue recognition policy:

a. Please explain to us in greater detail your accounting policy for joint development arrangements. Specifically please provide the following:
1. A summary of each joint development arrangement and the calculation used to determine the net profit or loss.
2. Tell us where all revenue that is earned and costs that are incurred by you related to the joint development arrangements are recorded in the statement of operations.
3. The authoritative guidance you used to record the profit or loss related to the joint development arrangements.
4. Please provide us an analysis of EITF 99-19 for each of your joint development arrangements.
5. Please tell us the authoritative guidance used to record cost of goods manufactured without any corresponding product sale revenue.
b. We noted that you "generally" recognize research and product license fees only after both the period has begun and the technology has been delivered. Please clarify to us and in the filing what are the other cases in which you recognize research and product license fees and how the revenue in those other cases are earned.
c. Regarding your revenue recognition policy for option fees, please explain to us the exact nature of these option fees and why you believe it is appropriate under US GAAP to record the fees when the option is exercised or the option period lapses. If the amounts paid are in cash and are non-refundable and you provide no additional services related to the option issued please disclose those facts.

*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Joseph Roesler, Staff Accountant, at (202)
942-
1788 or Mary Mast, Senior Accountant, (202) 942-1858 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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H. Ward Wolff
Abgenix, Inc.
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